AMERICAN INTERNATIONAL INDUSTRIES, INC.
(OTCBB: “AMIN”)
601 Cien St., Suite 235, Kemah, TX 77565-3077
Tel: (281) 334-9479 Fax: (281) 334-9508
email: amin@americanii.com
www.americanii.com

February 24, 2011

Jonathan Wiggins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Northeast Street
Washington, D.C.  20549

RE:          American International Industries, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the Periods Ended March 31 and June 30, 2010
File No. 1-33640

Dear Mr. Wiggins:

This letter is in response to the staff’s letter dated January 12, 2011 to American International Industries, Inc., regarding adjusted/revised disclosure to be made in our future Exchange Act reports. Our adjusted/revised disclosure to each of the staff’s comments is set forth in bold italics below for the convenience of the staff’s review. For your convenience, we have copied the headings and each of the comments in your letter immediately preceding our response.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis. . . page 21

Liquidity and Capital Resources, page 24

1. We note your proposed disclosure in response to our prior comment 2.  Please revise to include a more robust discussion of prospective information regarding your sources of and needs for capital, including separate evaluations of your ability to meet upcoming cash requirements over both the short and long term.  In this regard, we note that your proposed disclosure using information as of September 30, 2010, states that you believe that your cash on hand, operating cash flows, and credit facilities will be sufficient to fund your operations, service your debt, and fund planned capital expenditures for at least 12 months from the date of your report.  However, we note that you had negative cash from operations in the nine months ended September 30, 2010 and the two years ended December 31, 2009, and that the principal balance outstanding on your revolving lines of credit are due in December 2010 and April 2011.  Refer to SEC Release 33-8350.  Please provide us with your proposed disclosures.

RESPONSE: We propose adding the disclosure shown below, as appropriate to our future filings.

Liquidity is our ability to generate sufficient cash flows to meet the Company’s obligations and commitments, or obtain appropriate financing. Currently, our liquidity needs arise primarily from working capital requirements, debt service on indebtedness, and capital expenditures. We have funded these liquidity requirements from sales of real estate and property and equipment of $1,287,445, the issuance of common stock of $1,117,200, net borrowings under lines of credit agreements and the issuance of debt of $2,129,373, and a net decrease in investments in of certificates of deposit of $422,068.

Capital expenditures for the year ended December 31, 2010 were $175,117 compared to $220,145 for the same period in the prior year. The Company has no major capital expenditure commitments for the next 12 months.

Net cash used in operating activities from continuing operations improved by $641,769 to $278,947 for the year ended December 31, 2010, compared to $920,716 for the year ended December 31, 2009. This was due primarily to improved operating income by NPI due to improvements in the economy and the addition of new business. NPI replaced a very large supplier for one of its major accounts, substantially increasing its business with this customer. Additionally, NPI's revenues increased due to the addition of several new accounts and increased orders for existing accounts. Management expects this trend to continue.

The Company's prospects for selling real estate from its portfolio have improved significantly due to infrastructure developments in close proximity to these properties. Management believes that demand and prices for real estate will increase during the next 12 to 24 months from the date of this report. The appraised values of the Company's portfolio of real estate is significantly higher than the value recorded on the books.

For the year ended December 31, 2010, our investing activities provided cash of $127,610, compared to $2,914,769 during the year ended December 31, 2009. Our financing activities used cash of $25,099 during the year ended December 31, 2010, compared to $2,922,856 during the year ended December 31, 2009.

In January 2011, NPI obtained a line of credit from Trustmark Bank in the amount of $3,000,000. Our subsidiary, Delta has a line of credit for $2,000,000 with Trustmark Bank, which has a maturity date in April 2011. Delta's line of credit with its bank has historically been renewed prior to the due date for a period of 18 to 24 months. Management plans to renew this line of credit upon expiration. Delta has an excellent relationship with its bank and believes that they will be able to renegotiate their lines of credit at terms and conditions satisfactory to the Company.

We believe that our cash on hand, operating cashflows, and credit facilities will be sufficient to fund our operations, service our debt, and fund planned capital expenditures for at least 12 months from the date of this report.

Notes to the Consolidated Financial Statements, page 34

Note 14 – Property Dividend Distribution Gain, page 46

2. We note your response to our prior comment 6 and reissue the comment in part.  Please tell us how you determined that the distribution of stock of Hammonds Industries, Inc. (“Hammonds”) should not be accounted for based on the recorded amount of the nonmonetary assets distributed.  In this regard, we note that ASC 845-10-30-10 states that the distribution of nonmonetary assets to owners of an entity in a spinoff or other form of reorganization should be accounted for based on the recorded amount, and that a pro rata distribution to an entities’ owners of shares of a subsidiary that has been or is being consolidated is to be considered to be equivalent of a spinoff.  We note that that guidance you cited in ASC 845-10-30-10 applies to nonreciprocal transfers of nonmonetary assets to owners other than those noted above.  We also note your disclosure on page 4 of Form 10-K for the period ended December 31, 2009, that the distribution was intended to reduce your ownership in Hammonds to effect the deconsolidation of Hammonds as approved by the board of directors on December 31, 2008, which appears to be a form of reorganization.

RESPONSE: The Company’s stated intent in the distribution of the shares of Hammonds was to deliver value to the shareholders of the Company.  See the attached news releases issued by the Company on April 16, 2008 and November 17, 2008 as Exhibit A and Exhibit B, respectively.  At the date of the distribution, the Company owned approximately 48% of Hammonds’ outstanding stock and consolidated Hammonds under FIN 46(R).  Hammonds was consolidated as a result of the guarantee by the Company of a significant amount of Hammonds’ debt.  Immediately, after the distribution, American International owned approximately 13% and no longer controlled the activities of Hammonds.  However, Hammonds was still subject to consolidation pursuant to FIN 46(R) since they controlled the Board of Directors and were primary guarantors of Hammonds’ debt.  The Company deconsolidated Hammonds upon relinquishing control of the Board of Directors and obtaining a substantial reduction in the guarantees on the Hammonds debt.  These matters were exclusive of the property dividend.

The property dividends were not considered to be a distribution to stockholders in a corporate liquidation or plan of reorganization  that involve disposing of all or a significant segment of the business as contemplated by ASC 845-10.  It was not the Company’s intent that the property distribution be treated as a spin-off.  Hammonds was already a separately reporting public company and the Company did not distribute all of the Hammonds shares that it owned.

The distribution is a taxable event for both the Company and its shareholders based on the fair value of the Hammonds shares that were distributed.  The tax nature of the transaction was to be a dividend distribution by the Company and dividend income for each of its shareholders.  Most spinoffs are structured such that the spinoff is a tax-free event.  The tax treatment by the Company is further evidence of the economic substance and intent of the Company.

The common shares of Hammonds are publicly traded.  Therefore, the fair value of the Hammonds shares that were distributed was readily determinable and measurable.  The amount of the gain recognized by the Company was the difference between the fair value based on the stock price and the cost basis of the Company.

ASC 845 defines “monetary” and nonmonetary” and specifically investments in common stock as nonmonetary assets.  However, in a speech at the 1993 AICPA SEC Conference dealing with contributions/sales to joint ventures, an SEC staff member (Jan Book) stated, “(t)he staff has also allowed gain recognition to the extent that other near-cash monetary assets or traded, marketable securities are part of the settlement.”  See the speech attached as Exhibit C (page 5).  In addition, in a letter to the Emerging Issues Task Force dated October 19, 1998, the staff expressed its view that gain recognition in an exchange of nonmonetary assets is appropriate if the equity interest received is in a public company.

Therefore, the Company followed the guidance of the pre-codification accounting literature and paragraph 18 of APB 29 which provides that the accounting for nonmonetary transactions be based on the fair value of the assets.  See the attached accounting guidance for property dividends (Exhibit D).

Excerpt from APB 29 (As Amended) – Accounting for Nonmonetary Transactions

18. The Board concludes that in general accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved which is the same basis as that used in monetary transactions.  Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss should be recognized on the exchange.  The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.  Similarly, a nonmonetary asset received in a nonreciprocal transfer should be recorded at the fair value of the asset received.  A transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer should be recorded at the fair value of the asset transferred, and a gain or loss should be recognized on the disposition of the asset.  The fair value of an entity's own stock reacquired may be a more clearly evident measure of the fair value of the asset distributed in a nonreciprocal transfer if the transaction involves distribution of a nonmonetary asset to eliminate a disproportionate part of owners' interests (that is, to acquire stock for the treasury or for retirement).  If one of the parties in a nonmonetary transaction could have elected to receive cash instead of the nonmonetary asset, the amount of cash that could have been received may be evidence of the fair value of the nonmonetary assets exchanged.

Additionally, the last part of paragraph 23 from APB 29 states:

Other nonreciprocal transfers of nonmonetary assets to owners should be accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution.

The fair value of the Hammonds shares was objectively measurable based on the quoted stock price and a gain would have been clearly realizable if the Company would have sold the shares in the open market.

The Company announced on November 7, 2008 that the number of shares to be distributed was modified.  Even with the modification, the Company was to continue to consolidate Hammonds under FIN 46(R).

The total impact on equity for 2008 related to the distribution is only $1,325,082 which represents the carrying value of the Hammond shares distributed.  There was no impact on the cash flows of the Company.  As the gain was a non-cash transaction, the judgment of a reasonable person relying upon the 2008 financial statements would not have been changed if the gain was not recorded.  The gain was shown as a separate line in the statement of operations as non-operating income and a separate line in the statement of cash flows and was discussed in the notes to the financial statements.

3. Please reconcile your statement in your response to our prior comment 6 that immediately after the distribution, Hammonds was still subject to consolidation with American pursuant to FIN 46(R) since American controlled Hammonds’ Board of Directors and was the primary guarantor of Hammonds’ debt and your disclosure on page 4 of the Form 10-K for the period ended December 31, 2009, that you no longer controlled the majority of Hammonds’ board of directors and that a reduction of your guarantee of Hammonds’ debt was obtained from Texas Community Bank.  In addition, please clarify for us whether or not you consolidated Hammonds subsequent to the distribution and related transactions.

RESPONSE: Immediately, after the distribution, American International owned approximately 13% and no longer controlled the activities of Hammonds.  However, Hammonds was still subject to consolidation pursuant to FIN 46(R) since they controlled the Board of Directors and were primary guarantors of Hammonds’ debt.  The Company deconsolidated Hammonds upon relinquishing control of the Board of Directors and obtaining a substantial reduction in the guarantees on the Hammonds debt.  These matters were exclusive of the property dividend.  Subsequent to the revision on November 7, 2008 described in the response to comment #2, the Company decided to deconsolidate Hammonds as they no longer had control over the activities of Hammonds and took the appropriate actions to do so.  The record date for the revised property distribution was December 31, 2009 which is the same date that the Company deconsolidated Hammonds.  Therefore, as of the record date, Hammonds was no longer a subsidiary of the Company under FIN 46(R).

Form 10-Q for the Period Ended June 30, 2010

Consolidated Statements of Operations, page 5

4. We note your response to our prior comment 7 and your conclusion that the consulting service income does not meet the definition of revenue.  Please tell us how you determined that this income meets the definition of a gain, rather than revenue, and how you determined this presentation was in compliance with the guidance in Rule 5-03 of Regulation S-X.  In this regard, we note that the consulting service income relates to the rendering of services and does not appear to result from incidental or peripheral transactions of the business.  Refer to paragraphs 82-87 of FASB Concepts Statement No. 6.

RESPONSE: The income earned for consulting services is not part of our ongoing operations.  It was a one-time event for non-recurring consulting services performed by the Company’s CEO.  The consulting service income is considered to be miscellaneous non-operating income in accordance with Regulation S-X, Rule 5-03-7.  Therefore, the consulting service income is considered to be other income and not revenue.

Notes to Unaudited Consolidated Financial Statements, page 8

Note 6 – Property and Equipment, page 12

5. We note your response to our prior comment 9 and reissue the comment in part.  Please clarify what the legal structure was that resulted in your ownership of 51% of Delta’s facilities prior to the sale (e.g., a joint venture with the non-controlling interest owners of Delta) and clarify for us the relationship, if any, between you and Southwest Gulf Coast Properties, Inc. (“SWGCP”) and between SWGCP and Wintech Partners, LLC (“Wintech”).  In addition, please tell us how you determined that it was appropriate to record a gain on the sale.  Refer to ASC 840-40-25.

RESPONSE: In 2006, this property was owned 100% by Delta.  Delta distributed the property and the related note payable to its shareholders on a pro rata basis.  American owned 51% of Delta prior to the distribution.  Therefore, American owned 51% of the property and was responsible for 51% of the note payable after the distribution.  A copy of the special warranty deed with vendor's lien is included as Exhibit E.  The book value of the property and the amount due on the note were virtually equal.  There was a $10,500 difference that Delta recognized as a loss.

At the time that the property was sold to SWGCP, Charles Zeller, a director for American, was a director for SWGCP.  He no longer has a relationship with SWGCP.  There is no relationship between SWGCP and Wintech.

We determined that it was appropriate to record a gain on the sale using ASC 840-40-25-3, which states:

Any profit or loss on the sale shall be deferred, unless any of the following conditions exist:

a. The seller-lessee relinquishes the right to substantially all of the remaining use of the property sold retaining only a minor portion of such use. In that circumstance, the sale and the leaseback shall be accounted for as separate transactions based on their respective terms. However, if the amount of rentals called for by the lease is unreasonable under market conditions at lease inception, an appropriate amount shall be deferred or accrued by adjusting the profit or loss on the sale to adjust those rentals to a reasonable amount.

b. The seller-lessee retains more than a minor part but less than substantially all of the use of the property through the leaseback and realizes a profit on the sale in excess of whichever of the following two amounts applies:

1. If the leaseback is classified as an operating lease, the present value of the minimum lease payments over the lease term, computed using the interest rate that would be used to apply the minimum-lease-payments criterion in paragraph 840-10-25-1(d):
2. If the leaseback is classified as a capital lease, the recorded amount of the leased asset.

In that circumstance, the profit on the sale in excess shall be recognized at the date of the sale.

We determined that this lease is an operating lease. At the time of the sale, American's ownership of Delta was 48.1%. The remaining useful life of the building at the time of sale was 34 years.  The lease term is 2 years, or 6% of the estimated useful life, which is not substantially all of the life remaining. Additionally, the present value of the rental for the leaseback represents less than 10% of the fair value of the asset sold, therefore, American would be presumed to have transferred to the purchaser-lessor the right to substantially all of the remaining use of the property sold.

Form 10-Q for the Period Ended September 30, 2010

Note 6 – Property and Equipment, page 12

6. We note your disclosure that you and Wintech entered into a profit sharing agreement in October 2010, whereby you will receive 50% of any profit if Delta’s facilities are sold.  Please tell us the terms of this arrangement, including what consideration, if any, you gave to Wintech to enter into this transaction, and whether you are liable for any potential losses incurred upon the sale of Delta’s facilities.

RESPONSE: Wintech Partners, LLC and American International Industries, Inc. (“the parties”) agreed that at any time that the property is sold to anyone in a bona fide sale to a third party unrelated to any ownership of Wintech Partners, LLC, there will be profit participation at time of closing of 50% (fifty percent) payable to American International Industries, Inc.   The profit participation shall be figured based on sales price for the property, less any outstanding balance on the original $1,850,000 mortgage.  All interest paid by the partnership shall not be considered as additional cost at time of closing, due to the fact that the property is presently leased and all interest payments and other costs are paid by lessee, Delta Seaboard Well Service, Inc.

American is not liable for any potential losses incurred upon the sale of Delta's facilities.

Note 13 – Commitments and Contingencies, page 16

7. We note your disclosure that you have not recorded any liabilities in connection with the lawsuit against William W. Botts.  Please tell us how you determined that it was not probable that a liability had been incurred at the date of the financial statements and/or that the amount of loss could not be reasonably estimated.  Refer to ASC 450-20-25.

RESPONSE:  We reviewed ASC 450-20-25 and determined that it was not probable that a liability had been incurred at the date of the financial statements and that the amount of loss could not be reasonably estimated.  This case was in the appellate process and negotiations between the parties were ongoing.  Based on the opinion of our attorneys at the date of the financial statements, a complete evaluation of the outcome of this case could not be made at that time.